UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated March 29, 2018, regarding the Results of the Annual General Assembly.

Istanbul, March 29, 2018

Announcement Regarding the Results of the Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company held on March 29, 2018:

•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2017 were approved,

•	Board Members were individually released from activities and operations of the Company pertaining to the year 2017,

•
Limit for donations for 2018 was determined to be up to one percent (1%) of our Company’s revenue as per consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation, effective from the beginning of fiscal year 2018,

•	Board of Directors’ proposal on amendments in relation to Company’s articles of association was not approved,

•
Following the voting of the proposal from our Company’s shareholder Turkcell Holding A.Ş regarding the agenda item 9 in relation to the election of new Board Members other than those who are independent members, Mustafa Kıral was elected to replace Jan Erik Rudberg, Hasan Tuvan Yalım was elected to replace Erik Jean Christian Antoine Belfrage and Ingrid Maria Stenmark was elected to replace Mehmet Bostan. Terms of Office of the three new Board Members were approved as 3 years,

•	Agenda item 10 in relation to the determination of the remuneration of the members of the Board of Directors have not been put to vote as there were no proposals on these regards,

•
PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (PricewaterhouseCoopers) was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2018,

•
Board Members were permitted to be active in areas falling within or outside the scope of the Company’s operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code,

•
Following the voting of the proposal from our Company’s shareholder Turkcell Holding A.Ş regarding the agenda item on the distribution of dividend for fiscal year 2017; by taking the Company’s cash position and needs into consideration, distribution of TRY1,900,000,000 dividend, as stated on the proposition (attached to the minutes of the General Meeting), from the net distributable profit for fiscal year 2017 on the Company’s published financial statements was approved. This amount was determined after setting aside the legal reserves in accordance with Company’s Articles of Association, Turkish Commercial Code no.6102, and Capital Markets Law no.6362, and taking into account retained earnings and extraordinary reserves. The distribution to the shareholders will be performed in three equal installments and payment of each installment will be done by latest June 18, 2018, September 17, 2018 and December 17, 2018, respectively.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly is available in Turkish on our company website.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2017 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,407,842,712

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,550,886,631		485,255,736

4)	Tax (-)		571,757,607		11,557,098

5)	Net Profit for the period (=)	(3-4)	1,979,129,024	(3-4)	473,698,638

6)	Prior Years' Losses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,979,129,024	(5-6-7)	473,698,638

9)	Donations made during the year		113,085,000

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	2,092,214,024

11)	First Dividend	(10*the minimum rate determined by the CMB)	418,442,805
a	-Cash		-
b	-Cash		418,442,805
c	-Share		-
	-Total		418,442,805

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association	-

13)	Dividends paid to Board Members, employees and etc.		-

14)	Dividend paid to Redeemed Share Owners		-

15)	Secondary Dividend		1,390,765,399

16)	Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/11	169,920,820

17)	Status Reserves		-

18)	Special Reserves		-

19)	EXTRAORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	-

20)	Other Distributable Sources		-
	-Prior years' profits (**)		90,791,796		1,900,000,000
	-Ekstra Ordinary Reserves		-
	-Other Distributable Reserves in accordance with legislation and Articles of Association		-

(*) During the profit distribution, FY 2017 CMB profit and TRY 90.791.796 previous year's profit are used.

(**) Pertaining to the period between January 1,  2017and December 31,  2017, our Company’s profit calculated according to the consolidated financial statements, which were audited independently in accordance with the“Communiqué Regarding the  Financial Reporting in Capital Markets”  the total amount of TRY 1.900.000.000, which shall be distributed in cash from statutory previous year's profit

(***) Dividend regarding to buy-back shares will be recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A
	B
	TOTAL	1,900,000,000	0.8636364	86.36
	There are no groups of shares in Our Company. Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	1,615,000,000	0.7340909	73.41
	There are no groups of shares in Our Company. Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
DISTRIBUTED DIVIDEND AMOUNT (TRY) TO SHAREHOLDERS	RATIO OF SHAREHOLDERS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS (%)
1,900,000,000	90.81

(1) Group shares will be disclosed separately if there exists any privileged shares

Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.2878788	0.2878788	0.2878788	0.8636364

Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.2446970	0.2446970	0.2446969	0.7340909

Cash Dividend Date
First Installment	Second Installment	Third Installment
18.06.2018	17.09.2018	17.12.2018

Note: The gross cash dividend per ordinary share with a nominal value of TRY 1 in each installment will exactly be TRY 0.2878788 (net TRY 0.2446970). However, this cannot be stated as such in the above tables which are part of Public Disclosure Platform disclosure due to technical reasons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 30, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 30, 2018	By:	/s/ Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President